ASSIGNMENT, SETTLEMENT AND RELEASE

THIS AGREEMENT, is effective as of November 7, 1999, by and between SOLPOWER CORPORATION, a Nevada corporation ("Licensor"), and HOUSTON MERCANTILE EXCHANGE, INC., a Texas corporation ("Licensee).

                                    RECITALS

A. WHEREAS Licensor granted to Licensee certain rights I and to the products of Licensor pursuant to Master License Agreements for the territories known as Solpower South and Solpower Mexico (the "Licenses") effective as of June 30, 1998, a copy of which are attached hereto as Appendix A ad Appendix B.

B. WHEREAS Licensor is prepared to accept an assignment of the Licenses from Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensee.

C. WHEREAS Licensee desires to assign the Licenses to Licensor, settle all outstanding accounts between Licensor and Licensee and grant a Release to Licensor.

NOW, THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree each with the other as follows:

1) Licensee herein assigns to Licensor all right, title and interest in the Master License Agreements for the territories known as Solpower South and Solpower, Mexico, attached hereto as Appendix A and Appendix B respectively, in consideration of Licensor issuing Thirty Thousand (30,000) shares in the capital stock of Licensor to Licensee.

2) Licensor agrees to forgive Licensee the unpaid license fee deposits in the amount of Sixty Thousand ($60,000) dollars in respect to the Solpower South license and in the amount of One Hundred and Eighty Thousand ($180,000) dollars in respect to the Solpower Mexico license.

3) Licensor agrees to cancellation of the Promissory Note granted by Licensee to Licensor in respect to the Solpower Mexico license, attached hereto as Appendix C, and dated June 30, 1998, in the amount of One Million Six Hundred and Twenty Thousand (1,620,000) dollars, and the Promissory Note granted by Licensee to Licensor in respect to the Solpower South license, attached hereto as Appendix D, and dated June 30, 1998, in the amount of Five Hundred and Forty Thousand ($540,000) dollars.
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4)   Licensor  agrees to release and discharge  Licensee and Licensee  agrees to
     release  and  discharge  Licensor,   their  respective  heirs,   executors,
     administrators, successors and assigns from any and all actions causes of action, suits, charges and obligations, debts, dues, sums of money, accounts, reckoning, bonds, bills, specialties, covenants, contracts, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, which against Licensee and Licensor their respective heirs, executors, administrators, successors and assigns ever had, now had or hereafter can, shall or may have for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time to the date this Release, and more specifically the Master License Agreements granted by Licensor to Licensee effective as of June 30, 1998.
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IN WITNESS  WHEREOF,  the parties  hereto have caused this agreement to executed effective the date and year first above written.

SOLPOWER CORPORATION,                   HOUSTON MERCANTILE EXCHANGE, INC.
A Nevada corporation.                   a Texas corporation.



By: /s/ James H. Hirst                  By: /s/ Arch A. McKellar
    --------------------------------        ------------------------------------

Its: President & CEO                    Its: President & CEO
     -------------------------------         -----------------------------------

         "Licensor"                                 "Licensee"